Exhibit 99.3

Supplemented Risk Factors

Taseko hereby supplements its disclosure of Risk Factors applicable to it by disclosing the following:

Risks Relating to the Notes

Our high level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

As of March 31, 2017, after giving effect to this offering and the use of proceeds therefrom and a portion of cash on hand, our total debt would have been US$270 million, consisting of US$250 million principal amount of the notes and US$20 million of equipment loans and capital lease obligations. Specifically, our high level of indebtedness could have important consequences to the holders of the notes, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes and any other existing or future debt;

•	limiting our ability to obtain additional financing to fund Future Development Projects, working capital, capital expenditures, acquisitions or other general corporate purposes;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for investments, working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we operate;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the Indenture will, and any future debt may, contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of some or all of our debt.

We and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our high level of indebtedness.

The terms of the Indenture will permit us to incur substantial additional indebtedness in the future, including to finance working capital, capital expenditures, investments or acquisitions and including under any Future Credit Facility or other First Lien Debt. Although the Indenture will limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness, and to incur liens to secure such indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. To the extent that we incur additional indebtedness, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and other general corporate purposes, among other things, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future capital will be available to us in an amount sufficient to enable us to make payments on or to refinance our indebtedness, including the notes, or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to allow us to make payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the notes, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our debt service obligations. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms, it would significantly adversely affect our financial condition, the value of our outstanding debt and our ability to make any required cash payments under our indebtedness.

The terms of the Indenture will, and future indebtedness may, restrict our current and future operations, particularly our ability to respond to changes in our business and to take certain actions.

The Indenture will contain, and agreements governing future indebtedness may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	transfer and sell assets;

•	pay dividends or distributions on our capital stock, repurchase our capital stock, make payments on subordinated indebtedness and make certain investments;

•	incur additional debt;

•	create or incur liens on our assets;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends, make loans or sell assets to us or any of our restricted subsidiaries;

•	merge, amalgamate or consolidate with another company; and

•	enter into transactions with affiliates.

The covenants in the Indenture are subject to certain exceptions and qualifications. In addition, if we enter into a Future Credit Facility in the future, it will likely contain financial covenants, including maintenance covenants that would require us to satisfy such covenants on an ongoing basis. Our ability to comply with these financial covenants can be affected by events beyond our control.

A breach of the covenants under the Indenture, or under any agreements for future indebtedness, could result in an event of default under the applicable indebtedness. Such a default may allow the creditors of the defaulted indebtedness to accelerate the related debt and may also result in the acceleration of any other debt which has a cross-acceleration or cross-default provision to the related debt. Furthermore, if we were unable to repay the amounts due and payable under any secured arrangement, those respective lenders could proceed against the collateral securing such indebtedness, which could include the Collateral. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of restrictions contained in the Indenture, and that may be contained in any agreements for future indebtedness, we may be limited in how we conduct our business, unable to raise additional debt or equity financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

The Collateral may be difficult to realize upon and its value may not be sufficient to satisfy all the obligations secured by such Collateral. As a result, holders of the notes may not receive full payment on their notes following an event of default.

As of March 31, 2017, approximately 21% of our consolidated total assets will not be part of the Collateral that will secure the notes. Although the Indenture will contain restrictions on the incurrence of additional liens by us and our restricted subsidiaries, these restrictions are subject to qualifications and exceptions, and certain of our and the guarantors’ future indebtedness or other obligations may be secured by liens on the Collateral, which could be substantial and could subordinate the notes to the extent of the security provided.

Liquidating the Collateral may not produce proceeds in an amount sufficient to pay any amounts due under the notes and the liquidation of assets that are not part of the Collateral may not produce sufficient proceeds to pay amounts due under the notes after applying such proceeds to satisfy the obligations of creditors with prior claims on such assets. To the extent the proceeds of any sale of the Collateral are insufficient to satisfy the obligations under the notes or the guarantees, any claim in respect of the notes and the guarantees for the difference between the amount, if any, realized by the holders of the notes from the sale of the Collateral, and the remaining obligations under the notes will rank equally in right of payment with all of our other unsecured, unsubordinated indebtedness and other obligations, including trade payables, and will be effectively junior in right of payment to any of our existing and future indebtedness that is secured by assets that are not part of the Collateral, to the extent of the value of the assets securing such indebtedness.

If we enter into a Future Credit Facility or other First Lien Debt after the consummation of this offering, the liens on the Collateral securing the notes and the guarantees will be contractually subordinated, pursuant to the Future Intercreditor Agreement, to the liens on any assets that secure the Future Credit Facility or any First Lien Debt, including the Collateral.

In addition, to the extent that liens, security interests and other rights granted to other parties encumber assets owned by us, those parties have or may exercise rights and remedies with respect to the property subject to their liens that could adversely affect the ability of the collateral agent under the Indenture or the holders of the notes to realize or foreclose on the Collateral. If we enter into a Future Credit Facility or other First Lien Debt after the consummation of this offering, pursuant to the Future Intercreditor Agreement, the right of the lenders under the Future Credit Facility or other First Lien Debt to exercise certain remedies with respect to the Collateral could delay liquidation of the Collateral. In addition, certain provisions of the Osisko Intercreditor Agreement and the JV Agreement could also adversely affect the ability of the holders of the notes to realize the value of the Collateral. For example, the 180 day standstill period under the Future Intercreditor Agreement for the collateral agent and holders of the notes to enforce upon the Collateral will be the same as the standstill period under the Osisko Intercreditor Agreement for Osisko to enforce upon the Collateral, in each case, subject to extension if there is a stay against enforcement by the senior creditor or if the senior creditor is monitoring the enforcement proceedings. As a result, at the end of the standstill period under the Future Intercreditor Agreement, the collateral agent and the holders of the notes may not have an opportunity to enforce or exercise remedies on the Collateral prior to the end of Osisko’s standstill period.

Bankruptcy laws and other laws relating to foreclosure and sale also could substantially delay or prevent the ability of the collateral agent under the Indenture or any holder of the notes to obtain the benefit of any Collateral. Such delays would likely have a material adverse effect on the value of the Collateral.

No appraisal has been made for any of the Collateral in connection with this offering, and the book value of the Collateral should not be relied upon as a measure of realizable value for such assets. The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Collateral. In the event of a liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay our obligations under the notes or any of the guarantors’ obligations under the guarantees, in full or at all. By its nature, some or all of the Collateral may not have a readily ascertainable market value or may not be saleable or, if saleable, there may be substantial delays in its liquidation, particularly if we are forced to sell it under distressed circumstances in the future, if those circumstances arise.

There can be no assurance that we will be able to find lenders under a Future Credit Facility or other First Lien Debt that are willing to enter into the Future Intercreditor Agreement on the terms set forth in the Indenture or that the final form of any Future Intercreditor Agreement will not contain provisions that are adverse to the holders of the notes.

If we enter into First Lien Debt that is secured by liens on the Initial Notes Collateral, subject to compliance with the terms of the Indenture, the holders of the notes will be deemed to have consented to the Collateral Agent entering into the Future Intercreditor Agreement, with the agent under a Future Credit Facility or other First Lien Debt and, in such case, the liens on the notes and guarantees will be junior in priority to the liens on any Initial Notes Collateral that secure such First Lien Debt. To the extent that such First Lien Debt is also secured by assets in addition to the Initial Notes Collateral, the Future Intercreditor Agreement will require that Taseko or the Guarantors, as applicable, to grant liens on such Additional Notes Collateral for the benefit of the Collateral Agent, provided that such liens will be junior in priority to the liens on any Additional Notes Collateral that secures such First Lien Debt.

Because no prospective lender under a Future Credit Facility or other First Lien Debt has reviewed or agreed to these provisions, there can be no assurance that we will be able to find a lender that is willing to provide financing on such terms, which could have an adverse effect on our financial condition. If we are unable to find such a willing lender, we will be permitted under the Indenture (subject to compliance with the covenants therein) to enter into First Lien Debt that is secured by assets that do not constitute Collateral, but we may be unable to find a lender willing to provide such financing or the terms available may not be favorable, which could also have an adverse effect on our financial condition, as well as our ability to pay interest on the notes.

In addition, holders will agree as of the issue date of the notes only to certain enumerated provisions of the Future Intercreditor Agreement, rather than a substantially final form of agreement, and will authorize the Collateral Agent to enter into the Future Intercreditor Agreement upon receipt of an officer’s certificate to the effect that the Future Intercreditor Agreement is not inconsistent with the Future ICA Provisions and does not conflict with the Notes Documents in any material respect and an opinion of counsel. By their purchase of, or investment in, the notes, holders will be deemed to have authorized the Collateral Agent to enter into, deliver, perform and otherwise exercise its rights and obligations under, the Future Intercreditor Agreement. There can be no assurance that we will be able to find lenders under a Future Credit Facility or other First Lien Debt that are willing to enter into the Future Intercreditor Agreement on the terms set forth in the Indenture or that the final form of any Future Intercreditor Agreement will not contain provisions that are adverse to the holders of the notes.” There can be no assurance that the Future Intercreditor Agreement, once negotiated between us and the agent for any First Lien Debt, will not contain terms that are unfavorable to the holders or adverse to their interests.

There are limitations on the holders of the notes with respect to the Initial Notes Collateral because of the restrictions in our JV Agreement with Cariboo.

The principal component of the Initial Notes Collateral is the Gibraltar Subsidiary’s 75% interest in Gibraltar, which it holds subject to the JV Agreement. Any transfer by the Gibraltar Subsidiary of its participating interest in Gibraltar, including by means of enforcement, will require that such transferee agree to be bound by the terms of the JV Agreement. The JV Agreement requires that, in the event of a sale of Taseko’s equity in the Gibraltar Subsidiary or the latter’s interest in Gibraltar, the other 25% interest holder, Cariboo, has rights which need to be observed in the course of realization, including the right of first refusal of the JV interest proposed to be sold, the right to require that the purchaser be reasonably acceptable (which in our view means a party which is financially and technically capable of properly performing the Gibraltar Subsidiary’s obligations in the JV Agreement) and the right to “tag-along” or participate in the sale to a third party purchaser on the same terms. Cariboo is also entitled to be satisfied as to the form of documentation which is used to effect the sale to the third party. The foregoing JV Agreement requirements may lessen the commercial appeal of the Initial Notes Collateral in the event of a sale of the Initial Notes Collateral in connection with the collateral agent under the Indenture foreclosing on it or exercising other remedies under the Indenture and security agreements (meaning a disproportionately large discount may apply to the Gibraltar Subsidiary’s 75% beneficial interest relative to the value of a 100% beneficial interest in Gibraltar). In addition, the Initial Notes Collateral may only be offered to a subset of the possible market who can comply with the requirements of the JV Agreement. Cariboo’s rights under the JV Agreement are subject to some degree of uncertainty and could result in a dispute which could impede or impair any realization of the Initial Notes Collateral.

In addition, if an insolvency event occurs with respect to the Gibraltar Subsidiary, Cariboo shall have the option to acquire its pro rata share of the Gibraltar Subsidiary’s participating interest in Gibraltar, at fair market value, as determined by the Gibraltar Subsidiary and Cariboo. Such option shall remain open for 30 days from the date on which Cariboo received written notice of such insolvency event. In the event that Cariboo exercises such option, there can be no assurance that the agreed purchase price will not be less than could be obtained in the open market, which would prevent the holders of notes from realizing the full value of the Initial Notes Collateral.

The JV Agreement also limits the security interests that are available to be granted and pledged to the collateral agent under the Indenture for the benefit of the holders of the notes and also impacts the remedies available to the collateral agent under the Indenture to realize on the Initial Notes Collateral, if needed in the future. The JV Agreement limits the security interest in Gibraltar to a pledge of the Gibraltar Subsidiary’s rights, subject to its obligations, under the JV Agreement. As a result, the Initial Notes Collateral does not directly charge, or put a lien on, any assets of the Gibraltar Subsidiary which are subject to the JV Agreement (including Gibraltar). One consequence of this is that the collateral agent under the Indenture will not be able to directly foreclose on any asset covered by the JV Agreement, but instead will need to seek a buyer for the shares of the Gibraltar Subsidiary and its interests in the JV Agreement. In addition, the liens securing the notes shall rank junior to any security the parties to the JV Agreement grant in favor of each other to secure the performance of the JV Agreement. No party to the JV Agreement has granted any Lien to any other party to secure performance of the JV Agreement as of the date of this offering memorandum. Cariboo has, however, filed a notice under the PPSA with base registration no. 542723I on April 14, 2015, as amended on June 26, 2015, with respect to its tenant-in-common interests and not as secured creditor under the JV Agreement.

The Osisko Intercreditor Agreement contains terms that could reduce the value of the Collateral in an enforcement scenario and limit the ability of the Collateral Agent to take action to benefit holders of notes.

The Osisko Silver Sale Agreement, which is secured by junior-ranking liens on the Initial Notes Collateral, has an initial term of 50 years and can be terminated only at the option of Osisko. Under the Osisko Intercreditor Agreement, the Collateral Agent will agree, for itself and on behalf of the noteholders, in the context of an enforcement action, to be bound and subject to the terms of the Osisko Silver Sale Agreement to the extent it takes possession of Gibraltar or forecloses on all or any part of the Initial Notes Collateral. Moreover, during insolvency proceedings, Gibraltar will still be required to deliver silver to Osisko so long as Osisko is performing its obligations under the Osisko Silver Sale Agreement. Under the Osisko Intercreditor Agreement, the Collateral Agent will further agree that it will not support or vote in favor of or encourage or support any other person in approving or voting for any plan, liquidation or similar arrangement that involves a disposition of the assets of Gibraltar or the Initial Notes Collateral unless the transferee agrees to be bound by the terms of the Osisko Silver Sale Documents, or the disclaimer, termination or vesting out of the Osisko Silver Sale Agreement pursuant to a plan or otherwise, without the consent of Osisko. The foregoing provisions may diminish the commercial appeal of the Initial Notes Collateral to third-parties in an enforcement scenario, which would reduce the resale value of the Initial Notes Collateral. In addition, the foregoing voting restrictions may prevent the Collateral Agent from voting in favor of or supporting a plan, reorganization or similar arrangement that would be in the interests of the holders of notes.

If we enter into a Future Credit Facility or any other First Lien Debt, the agent thereunder may only accede to the Osisko Intercreditor Agreement with the approval of Osisko.

Osisko has an obligation under the Osisko Silver Sale Agreement to negotiate with third parties in good faith (and acting reasonably) with respect to any intercreditor or other documentation that complies with the terms of the Osisko Silver Sale Agreement. Nevertheless, the joinder to the Osisko Intercreditor Agreement by the agent under a Future Credit Facility or any other First Lien Debt will be effective only upon receipt of written confirmation from Osisko that such accession is in accordance with the Osisko Silver Sale Agreement and Osisko’s countersignature of the joinder. Osisko may have an interpretation of compliance that differs from our own. Any refusal by Osisko to deliver the foregoing, whether or not in compliance with the Osisko Silver Sale Agreement, would effectively prevent us from providing a security interest to the lenders of such First Lien Debt in the Initial Notes Collateral, which unless we can find a lender who is willing to receive a security interest in assets that do not constitute Initial Notes Collateral and thus does not need to become party to the Osisko Intercreditor Agreement, could adversely affect our ability to finance our working capital needs or service our debt obligations.

Certain assets will be excluded from the Collateral.

The notes and the guarantees will be secured by first priority liens (subject to Permitted Liens) on (i) all of the shares of the Gibraltar Subsidiary held by us and (ii) the Gibraltar Subsidiary’s rights, subject to its obligations, under the JV Agreement. The Initial Notes Collateral will not include the capital stock or assets of Taseko’s subsidiaries other than the Gibraltar Subsidiary, which are Curis Resources Ltd., Curis Holdings (Canada) Ltd., Florence Copper Inc. and Aley Corporation and their direct and indirect subsidiaries, nor will the Initial Notes Collateral include any assets of the Gibraltar Subsidiary (other than such rights under the JV Agreement). In addition, under various circumstances, subject to the terms of the Indenture, we may secure other indebtedness with liens on assets that do not comprise, and are not required to be part of, the Collateral.

If an event of default occurs and the notes are accelerated, the notes will rank equally with the holders of all of our other unsubordinated and unsecured indebtedness and other liabilities with respect to assets that do not constitute Collateral. As a result, if the value of the Collateral is less than the amount of the claims of the holders of the notes, no assurance can be provided that the holders of the notes would receive any substantial recovery from assets that do not constitute Collateral.

The Collateral may be diluted under certain circumstances.

The Collateral may secure on a senior or pari passu basis additional indebtedness, including indebtedness borrowed under a Future Credit Facility, that we incur in the future, subject to restrictions on our ability to incur debt and liens under the Indenture. If we enter into a Future Credit Facility or other First Lien Debt after the consummation of this offering, subject to the agent of such First Lien Debt becoming party to the Osisko Intercreditor Agreement and the Future Intercreditor Agreement, the Collateral will also secure our obligations under such First Lien Debt on a senior basis to the notes and guarantees. Your rights to the Collateral would be diluted by any increase in the indebtedness secured on a senior or pari passu basis by the Collateral.

We will in most cases have control over the Collateral.

The collateral documents for the notes will generally allow us and the guarantors to remain in possession of, to retain exclusive control over, to exercise all voting rights with respect to and to collect, invest and dispose of any income from, the Collateral.

In addition, the Collateral does not include any of the mineral property interests, plant and equipment, inventories or other assets of Gibraltar. Other than with respect to certain key strategic matters that require our and Cariboo’s approval, we exercise operational control over Gibraltar and its assets. There can be no assurance that Gibraltar will be operated in a manner that increases or enhances the value of the Collateral.

These rights may adversely affect the value of the Collateral at any time.

The rights of holders of notes to the Collateral may be adversely affected by the failure to perfect security interests in the Collateral and other issues generally associated with the realization of security interests in collateral.

Your rights in the Collateral may be adversely affected by the failure to perfect security interests. Applicable law requires that certain property and rights acquired after the grant of a general security interest can be perfected only at the time at which such property and rights are acquired and identified. The trustees and the collateral agent under the Indenture have no obligation to monitor, and we are not required to inform the trustees and the collateral agent of, the future acquisition of property and rights that constitute Collateral, and necessary action may not be taken to properly perfect the security interest in such after acquired collateral. A failure by us to take necessary action may result in the loss of the effectiveness of the grant of the security interest therein or the priority of the security interest in favor of the notes against third parties.

In addition, the security interest of the collateral agent under the Indenture will be subject to practical challenges generally associated with the realization of security interests in collateral. For example, the consent of third parties, including but not limited to government mining authorities, may need to be obtained and additional filings may need to be made. If we or the collateral agent under the Indenture are unable to obtain these consents or make these filings, the security interests may be invalid and the holders of the notes may not be entitled to the Collateral or any recovery with respect to the Collateral. Further, the necessary or desirable consents or assurances of any third parties, such as governmental mining authorities, Cariboo or Osisko, may not be given when required to facilitate a foreclosure on such Collateral. Accordingly, the collateral agent under the Indenture may not have the ability to foreclose upon those assets promptly or at all, and the value of the Collateral may significantly decrease. Neither the trustees nor the collateral agent under the Indenture shall have any obligation whatsoever to assure that the Collateral exists or is owned by us or is cared for, protected, or insured or whether it has been encumbered, or that the collateral agent’s liens have been properly or sufficiently or lawfully created, perfected, protected, maintained or enforced or are entitled to any particular priority, or to determine whether the property constituting Collateral has been properly and completely listed or delivered, as the case may be, or the genuineness, validity, marketability or sufficiency thereof or title thereto.

Lien searches may not reveal all liens on the Collateral.

We cannot guarantee that lien searches on the Collateral that will secure the notes will reveal any or all existing liens on such Collateral. Any such existing liens, including undiscovered liens, could be significant, could be prior in ranking to the liens securing the notes and could have an adverse effect on the ability of the collateral agent under the Indenture to realize or foreclose upon the Collateral securing the notes.

If a bankruptcy petition were filed by or against Taseko in the United States, holders of notes may receive a lesser amount for their claim than they would have been entitled to receive under the Indenture and rights in the Collateral may be adversely affected.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the Indenture, even if sufficient funds are available.

In addition, under the U.S. Bankruptcy Code, the right of the collateral agent under the Indenture to repossess and dispose of the Collateral upon acceleration is likely to be significantly impaired if bankruptcy proceedings are commenced in the United States. Under the U.S. Bankruptcy Code, bankruptcy court approval would be required for the collateral agent under the Indenture to repossess its security from a debtor or to dispose of any such security that is repossessed. Moreover, U.S. bankruptcy law permits the debtor to continue to retain and use the collateral, and the proceeds or profits of the collateral, even though the debtor is in default under the applicable debt instruments as long as “adequate protection” is given to the secured creditor. In view of the broad discretion of a U.S. bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case in the United States, whether or when the collateral agent under the Indenture would repossess or dispose of the Collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the Collateral through the requirements of “adequate protection.”

Canadian insolvency laws may adversely affect a recovery by holders of the notes.

Taseko, the Gibraltar Subsidiary and certain of the guarantors of the notes are corporations incorporated under the laws of the Province of British Columbia. The ability of the holders of notes to realize upon the assets of Taseko and these guarantors may be significantly impaired or compromised by the provisions of applicable Canadian insolvency, bankruptcy and other restructuring or corporate arrangement legislation if the benefit of such laws are sought with respect to Taseko or these guarantors.

For example, both the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) contain provisions enabling an “insolvent person” to obtain a stay of proceedings in favor of itself and its property against its creditors and others and to prepare and file a plan of compromise and arrangement or proposal to be considered and voted on by various affected classes of its creditors. Such a plan of compromise and arrangement or proposal, if accepted by the requisite majorities of each affected class of creditors and approved by the relevant Canadian court, would be binding on all creditors within each affected class, such as holders of the notes, including those creditors in an affected class who did not vote to accept the plan of compromise or arrangement or proposal. Moreover, these statutes permit, in certain circumstances, an insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument.

The powers of the court under the BIA, CCAA and other restructuring or corporate arrangement legislation have been interpreted and exercised broadly so as to preserve the enterprise value of a restructuring entity and protect such entity and its assets from actions taken by creditors and other parties. Accordingly, if Taseko or any of these guarantors were to become subject to proceedings commenced pursuant to Canadian insolvency, bankruptcy and other restructuring or corporate arrangement legislation, payments under the notes may be stayed, compromised or discontinued and the trustees, collateral agent and/or holders of notes may be unable to exercise their rights under the Indenture and holders of the notes may not be compensated for any delays in payments, if any, of principal, interest and costs, including the fees and disbursements of the trustees and collateral agent.

We cannot predict if payments under the notes would be made following commencement of or during such proceeding or whether and to what extent holders of the notes would be compensated for any delays in payment, if any, of principal, interest and costs.

Any future pledge of collateral might be voidable in insolvency proceedings.

Any future pledge of Collateral in favor of the collateral agent under the Indenture might be voidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge or the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given.

Under certain circumstances, a court could cancel the notes or the guarantees and the security interests that secure the notes and the guarantees under fraudulent conveyance laws.

Our issuance of the notes and the guarantees may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws and Canadian federal insolvency and corporate laws and provisions relating to preferences, fraudulent conveyances, transfers at under value and corporate laws. Under these laws, a court could void the obligations under the notes and guarantees, subordinate the notes and guarantees to other debt of Taseko or the guarantors or take other action detrimental to the holders of the notes and the guarantees. The court might do so if it finds that, when the notes or a guarantee were issued, (a) they were intended to delay, hinder or defraud present or future creditors; (b) resulted in the receipt of less than reasonably equivalent value or fair consideration for issuing the notes or the guarantee, (c) Taseko or the guarantors were insolvent or rendered insolvent by reason of issuing the notes or the guarantees, (d) Taseko or the guarantors were engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; (e) Taseko or the guarantors intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature; or (f) with respect to Taseko and Canadian guarantors, acted in a manner that was oppressive, unfairly prejudicial to or that unfairly disregarded the interests of any shareholder, creditor, director, officer or other interested party.

A court could avoid any payment by us or any guarantor pursuant to the notes or a guarantee or any realization on the pledge of assets securing the notes or the guarantees, and require the return of any payment or the return of any realized value to us or such guarantor, as the case may be, or to a fund for the benefit of our or such guarantors’ creditors. In addition, under the circumstances described above, a court could subordinate rather than avoid obligations under the notes, the guarantees or the Collateral. If the court were to avoid any guarantee, funds may not be available to pay the notes from another guarantor or from any other source.

The test for determining solvency for purposes of the foregoing will vary depending on the laws of the jurisdiction being applied and the proceeding in respect of which they are being applied. Generally, however, a party would be considered insolvent if: (a) the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets, or (b) it could not pay its indebtedness as it becomes due. For this analysis, “debts” include contingent and unliquidated debts. If a court avoided our obligations under the notes and the obligations of all of the guarantors under their guarantees, holders of the notes would cease to be our creditors or creditors of the guarantors and likely have no source from which to recover amounts due under the notes. Even if the guarantee is not a preference, fraudulent conveyance, a transfer at under value or otherwise voided as a fraudulent transfer, a court may subordinate the guarantee to such guarantor’s other debt.

The Indenture will limit the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. However, this limitation may not protect such guarantees from fraudulent transfer challenges or, if it does, the remaining amount due and collectible under the guarantees may not suffice, if necessary, to pay the notes in full when due.

There are circumstances other than repayment or discharge of the notes under which the Collateral will be released without your consent or the consent of the trustee or the collateral agent under the Indenture, and you may not realize any payment upon disposition of such Collateral.

Under various circumstances, the liens on all or substantially all of the Collateral securing the notes will be released, including:

•	the full and final payment and performance of the obligations of Taseko and the guarantors under the Indenture, the notes and the guarantees, as applicable;

•	legal defeasance or covenant defeasance pursuant to the provisions set forth in the Indenture;or

•	with the consent of holders holding 66 2/3% or more of the principal amount of the notes outstanding.

In addition, under various circumstances, the liens on any of the Collateral securing the notes will be released, including:

•	a sale, transfer, disbursement or other disposal of Collateral in a transaction not prohibited under the Indenture; provided that any products or proceeds received by Taseko or a guarantor in respect of any such Collateral shall constitute Collateral to the extent required by the Indenture and the notes collateral documents;

•	with respect to Collateral held by a guarantor, upon the release of such guarantor from its guarantee in accordance with the terms of the Indenture;

•	with respect to any part of the Collateral (but not all or substantially all of the Collateral) with the consent of the holders of a majority in aggregate principal amount of notes outstanding; and

•	to the extent required by the Osisko Intercreditor Agreement or the Future Intercreditor Agreement.

In addition, the guarantee of a guarantor will be automatically released in connection with a sale of such guarantor in a transaction not prohibited by the Indenture. The Indenture will also permit us to designate one or more of our restricted subsidiaries that is a guarantor as an unrestricted subsidiary. Designation of a restricted subsidiary as an unrestricted subsidiary will reduce the aggregate value of the Collateral to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a claim on the assets of such unrestricted subsidiary and its subsidiaries that ranks senior to the notes and the guarantees.

Payment of principal and interest on the notes will be effectively subordinated to any secured indebtedness we may incur in the future that is secured by assets that are not part of the Collateral to the extent of the value of the assets securing such indebtedness.

In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, any debt that ranks ahead of the notes and the guarantees will be entitled to be paid in full from our assets before any payment may be made with respect to the notes and the guarantees. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the notes. To the extent the Collateral is insufficient to satisfy our obligations under the notes or the guarantees, any claim in respect of the notes and the guarantees for the difference between the amount, if any, realized by the holders of the notes and the guarantees from the sale of the Collateral and the obligations under the notes and the guarantees will rank equally in right of payment with all of our other unsecured, unsubordinated indebtedness and other obligations, including trade payables, will be effectively junior in right of payment to any secured indebtedness we may incur in the future, including indebtedness borrowed under a Future Credit Facility, that is secured by assets that are not part of the Collateral, to the extent of the value of the assets securing such indebtedness, and will be contractually junior, pursuant to the Future Intercreditor Agreement, to the liens on any Collateral that secure First Lien Debt.

Substantially all of the restrictive covenants contained in the Indenture will terminate if the notes are rated investment grade by both Standard & Poor’s and Moody’s and no default or event of default has occurred and is continuing.

Substantially all of the restrictive covenants in the Indenture will terminate if the notes are rated investment grade by both Standard & Poor’s and Moody’s and no default or event of default has occurred and is continuing at such time. Any covenants that cease to apply to us as a result of achieving an investment grade rating will not be restored, even if the credit rating assigned to the notes later falls below investment grade. There can be no assurance that the notes will ever be rated investment grade. However, termination of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force and the effects of any such transactions will be permitted to remain in place even if the notes are subsequently downgraded below investment grade.

A lowering or withdrawal of the credit ratings assigned to our debt securities by rating agencies may adversely affect the market value of the notes, increase our future borrowing costs and reduce our access to capital.

Any credit rating assigned to us could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. Any downgrade by a rating agency could decrease earnings and may result in higher borrowing costs. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

The notes are denominated in U.S. dollars, and we may incur additional debt in the future denominated in U.S. dollars.

The notes are, and our future indebtedness may be, denominated in U.S. dollars. Fluctuations in exchange rates may significantly increase or decrease the amount of debt and interest expense recorded in our financial statements. We may employ derivative instruments to hedge foreign exchange risk related to the notes; however, no derivative instruments will protect against all fluctuations and the derivative instruments we employ may cause us to incur losses.

We may not have the ability to raise funds necessary to finance any change of control offer required under the Indenture.

If a change of control (as defined in the Indenture) occurs, we will be required to offer to purchase your notes at 101% of their principal amount plus accrued and unpaid interest. Our ability to repurchase the notes upon such a change of control would be limited by our access to funds at the time of the repurchase and the terms of our other debt agreements. The source of funds for any purchase of notes would be our available cash, cash generated from our subsidiaries’ operations or other sources, including sales of assets and issuances of debt or equity. In addition, any Future Credit Facility or other debt agreement that we may enter into in the future may contain provisions relating to a change of control. Upon a change of control, we may be required immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under any Future Credit Facility or other debt agreement that we may enter into in the future. The source of funds for these repayments would be the same sources noted above to repurchase the notes upon a change of control. However, we cannot assure you that we will have sufficient funds available or that we will be permitted by our other debt instruments to fulfill these obligations upon a change of control in the future, in which case the lenders under any secured debt instruments would have the right to foreclose on our assets, which would have a material adverse effect on us. Furthermore, certain events that constitute a change of control could also constitute an event of default under any future indebtedness, and we might not be able to obtain a waiver of such defaults. In order to avoid the obligations to repurchase the notes upon a change of control, we may have to avoid transactions that would otherwise be beneficial to us.

Holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the Indenture includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Taseko and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under New York law and the interpretation of that phrase will likely depend upon particular facts and circumstances. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Taseko and its subsidiaries taken as a whole to another person or group may be uncertain.

Active trading markets may not develop for the notes.

The notes are a new issue of securities. There are no active public trading markets for the notes and purchasers may not be able to resell the notes purchased. We do not intend to apply for listing of the notes on a security exchange. The initial purchasers of the notes have informed us that they intend to make a market in the notes. However, the initial purchasers are not obligated to make a market in the notes and if commenced, may cease their market-making at any time without notice. In addition, the liquidity of the trading markets in the notes and the market prices quoted for the notes may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a consequence, an active trading market may not develop for your notes, you may not be able to sell your notes, or, even if you can sell your notes, you may not be able to sell them at an acceptable price. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, and the liquidity of the securities.

There are significant restrictions on your ability to transfer or resell the notes.

The notes have not been and will not be registered under the Securities Act or any U.S. state securities laws and we have not undertaken to register the notes or to effect any exchange of the notes for registered notes in the future. You may not offer the notes for resale in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable U.S. state securities laws. The notes and the Indenture will contain provisions that will restrict the notes from being offered, sold or otherwise transferred except pursuant to an applicable exemption from such registration requirements. Furthermore, we have not registered the notes under any other country’s securities laws. It is your obligation to ensure that your offers and sales of the notes within the United States and other countries comply with applicable securities laws.

The notes may be issued with OID for U.S. federal income tax purposes.

If the stated principal amount of the notes exceeds their issue price by more than a de minimis amount, the notes will be treated as issued with OID for U.S. federal income tax purposes. In such event, holders subject to U.S. federal income taxation generally will be required to include the OID in gross income (as ordinary income) as such amounts accrue (on a constant yield to maturity basis), in advance of the receipt of cash payment thereof and regardless of such holder’s method of accounting for U.S. federal income tax purposes.

Because all but one of our directors and officers reside in Canada, you may not be able to effect service of process upon them or enforce civil liabilities against them under the U.S. federal securities laws.

Taseko and some of the guarantors are corporations organized under the laws of the Province of British Columbia and governed by the applicable provincial and federal laws of Canada. Almost all of our directors and officers and the experts named in this offering memorandum reside principally outside of the United States. Consequently, it may not be possible for you to effect service of process within the United States on us or them. Furthermore, there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us or our directors, officers and experts named in this offering memorandum and the documents incorporated by reference herein.

Risks Relating to Our Business and Our Industry

Changes in the market price of copper, gold and other metals, which are volatile and have fluctuated widely, affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of metals, primarily copper, but potentially gold and other metals and minerals. The market price of copper is volatile and is affected by numerous factors beyond our control, including:

•	copper demand, especially from China;

•	expectations with respect to the rate of inflation;

•	the relative strength of the U.S. dollar and certain other currencies;

•	interest rates;

•	global or regional political or economic conditions, including interest rates and currency values;

•	global mine supply of metal;

•	global demand for industrial products and jewelry containing metals; and

•	sales by central banks and other holders, speculators and producers of copper, gold and other metals in response to any of the above factors.

The copper market is volatile and cyclical and consumption of copper is influenced by global economic growth, trends in industrial production, conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world. Should demand weaken and consumption patterns change, in particular, if consumers seek out lower cost substitute materials, the price of copper could be materially adversely affected, which could negatively affect our business and results of operations.

A decrease in the market price of copper, gold and other metals would affect the profitability of Gibraltar and our ability to finance the exploration and development of our other mineral properties, which would have a material adverse effect on our business and results of operations. There can be no assurance that the market price of copper and other metals will remain at current levels or that such prices will improve. If commercial quantities of copper, gold and other metals are discovered, there is no assurance that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.

Fluctuations in foreign currency exchange rates could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in the Canadian dollar relative to the U.S. dollar could significantly affect our business, results of operations and financial condition. As our Gibraltar operation is located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is based on the market price of copper and other metals and is denominated in United States dollars. A strengthening of the Canadian dollar relative to the United States dollar will reduce our profitability, materially adversely affect our financial condition, and may also affect our ability to finance our Future Development Projects. We do not currently enter into foreign currency contracts to hedge against currency risk.

Mining is inherently risky and operations are subject to conditions or events beyond our control, which could have a material adverse effect on our business and results of operations.

Mining involves various types of risks and hazards, including:

•	uncertainties inherent in estimating Mineral Reserves and Mineral Resources;

•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial or environmental accidents;

•	machinery breakdown;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations and other geological problems;

•	structural cave-ins or slides;

•	flooding;

•	fire;

•	metals losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in injury or death, environmental damage, damage to, or destruction of, mineral properties, production facilities or other properties, delays in mining, increased production costs, monetary losses and possible legal liability. Interruptions to our mining or processing operations may adversely impact our ability to continue production of concentrate at expected rates, with the result that our business and results of operations may be materially adversely affected.

We may not be able to obtain adequate insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse impact on our business and results of operations if we incur losses related to any significant events that are not covered by insurance policies.

The need for infrastructure could delay or prevent us from developing our Future Development Projects.

Completion of the development of our Future Development Projects is subject to various requirements, including government permitting and the need to establish power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these services could prevent or delay development of our Future Development Projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

•	the development of our projects will be commenced or completed on a timely basis, if at all;

•	the resulting operations will achieve the anticipated production volume; or

•	the construction costs and ongoing operating costs associated with the development of our Future Development Projects will not be higher than anticipated.

Our Future Development Projects, which are still under development, and will require substantial additional financing for completion, may not achieve anticipated production capacity, may experience unanticipated costs or may be delayed or not completed at all.

The Future Development Projects are at various stages of development. The development of a mining project is a complex and challenging process that may take longer and cost more than initially projected, or may not be completed at all. In addition, anticipated production capacity may never be achieved. We may encounter unforeseen geological conditions or delays in obtaining required construction, environmental or operating permits or mine design adjustments. Operating delays may cause reduced production and cash flow while certain fixed costs, such as minimum royalties or loan payments, may still have to be paid on a predetermined schedule.

Moreover, completion of the Future Development Projects is subject to, among other things, the commercial availability of adequate financing. Even if financing is available, the Indenture contains, and agreements for future financings will likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including on our ability to incur additional debt. These restrictions could significantly limit our ability to obtain adequate financing for the development of the Future Development Projects. Without funds available to finance construction and development activities, the Future Development Projects may not be completed and the potential benefits of the Future Development Projects may never be realized. There can be no assurance that the Future Development Projects will ever materially contribute to our revenues and capital expenditures for our Future Development Projects may materially adversely affect our business and results of operations. Investors should not assume that any cash flows will be generated from the Future Development Projects during the term of the notes that would be available to pay amounts owing under the notes.

In addition, there can be no assurance that our exploration efforts will result in the discovery of significant mineralization or that any mineralization discovered will result in an increase of our Proven Mineral Reserves or Probable Mineral Reserves. If Proven Mineral Reserves or Probable Mineral Reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. The combination of these factors may cause us to expend significant resources (financial and otherwise) on a property without receiving a return on investment.

We are subject to extensive governmental regulation of all aspects of our business.

Our operations and exploration and development activities are subject to extensive federal, provincial, state and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of tailings and other wastes generated by our operations;

•	management of natural resources;

•	exploration and development of mines, production and post-closure reclamation;

•	exports;

•	price controls;

•	taxation;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to secure approvals or comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in our incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

We are subject to risks related to the title of the properties that we own and lease.

Our mining operations are conducted on properties owned, subject to claims or leased by us from provincial and state governments. Although we have exercised reasonable due diligence with respect to determining title to properties we own or lease, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. No assurances can be given that there are no title defects affecting the properties. There may be valid challenges to the title of our properties which, if successful, could make us unable to operate our properties as planned or permitted, or unable to enforce our rights with respect to our properties. In British Columbia, the rights of aboriginal peoples and their claims to much of British Columbia’s land area are not settled.

In addition, we may not be able to negotiate new leases or obtain contracts for properties containing surface, underground or subsidence rights necessary to develop any of our Proven Mineral Reserves and Probable Mineral Reserves at our Future Development Projects or to advance our exploration-stage Harmony gold project. Furthermore, our leasehold interests could potentially be at risk if mining operations are not commenced during the term of the lease.

We are subject to risks related to government regulation, permits, licenses and approvals.

Government regulations relating to mineral rights tenure, permission to disturb areas, land use and the right to operate can adversely affect Taseko. Our exploration, development and operations will require permits, licenses and approvals from various governmental authorities.

There can be no assurance that all necessary permits, licenses and approvals will be obtained or updated on a timely basis in order for us to carry out planned exploration, development or operational activities on our properties, including the planned development of the Future Development Projects, and, if obtained or updated, that the costs involved will not exceed those that we have estimated. It is possible that the costs and delays associated with the compliance with the standards and regulations under such permits, licenses and approvals could result in Taseko not proceeding with the development or operation of its projects.

Although the Florence Copper project was previously permitted for a period and has obtained a number of the required permits, licenses and approvals, the Florence Copper project is currently updating and amending certain permits through a well-defined amendment process, but there can be no assurance as to the outcome of this process. There are, and may in the future be, legal challenges to the validity of permits, licenses and approvals obtained by Florence Copper project, and there can be no assurance that such challenges will successfully be defeated. Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of our control. Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

There is considerable uncertainty as to our ability to obtain the required permits for development of the New Prosperity project. The Federal Minister of the Environment has concluded under its environmental assessment completed under the Canadian Environmental Assessment Act, 2012 that the project is likely to cause significant adverse environmental effects that cannot be mitigated. We disagree with this determination and have filed application in the Canadian Federal Court for a judicial review of the decision of the Minister of the Environment with the objective of obtaining a court order that would quash the Minister’s decision. We have also filed a civil claim in the British Columbia Supreme Court in which we are seeking damages from the government of Canada in connection with our allegation that it failed to meet the legal duties that were owed to us in carrying out the environmental review process. Given the uncertainty inherent in these legal proceedings and the current decision of the Minister, there is considerable uncertainty as to whether we will be able to obtain the required permitting for the development of the New Prosperity project. As a result, we no longer consider this project material to our operations.

Aboriginal peoples’ title claims and rights to consultation and accommodation may impact our ability to expand our existing operations and proceed with our Future Development Projects.

Provincial and federal governments in Canada are required by law to consult with aboriginal peoples with respect to the issuance or amendment of project authorizations in Canada and to try to accommodate aboriginal peoples’ needs to the extent considered appropriate. There is considerable uncertainty as to the meaning, implications and use of the word “accommodate.” In practice, it is extraction industry participants who are often left to engage with affected local aboriginal communities with the goal often being the achievement of an impacts and benefits agreement. Such agreements may provide promises of priority for employment opportunities, the provision of commercial services such as transportation and catering, social, educational and environmental initiatives and cash payments. This consultation and accommodation may affect the timetable and costs of our Future Development Projects and may impact the manner in which we proceed with the development of these projects.

Changes in government rules, regulations or agreements, or their application, may negatively affect our ownership rights, our access to or our ability to advance the exploration and development of our mineral properties.

The Canadian and U.S. governments currently have in place, or may in the future implement, laws, regulations, policies or agreements that may negatively affect our ownership rights with respect to our mineral properties or our access to the properties. These may restrain or block our ability to advance the exploration and development of our mineral properties or significantly increase the costs and timeframe to advance the properties.

We are solely dependent on Gibraltar for revenues and suspension of production at that mine would materially adversely affect our business, results of operations and financial condition.

Our Future Development Projects are in various stages of development (and the Harmony gold project remains an exploration-stage property). However, until these projects are developed and operational and are beginning to produce revenue, we are dependent solely upon Gibraltar for revenues. If Gibraltar were to cease production for any reason, it would have a material adverse effect on our business, results of operations and financial condition.

Our ability to expand or replace depleted reserves and the possible recalculation of our reserves and resources could materially affect our business and results of operations.

Our reported Mineral Reserves and Mineral Resources are only estimates. No assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated. Mineral Reserve and Mineral Resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, changes in the mine plan or pit design, or increasing capital costs may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of Mineral Reserves and/or Mineral Resources. Moreover, short-term operating factors relating to the Mineral Reserves and Mineral Resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect our profitability in any particular accounting period.

There are uncertainties inherent in estimating Proven Mineral Reserves and Probable Mineral Reserves and Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Mineral Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable. It is impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify and account for such occurrences in our assessment of Mineral Reserves and Mineral Resources may make mining more expensive and cost ineffective, which could have a material and adverse effect on our business and results of operations.

There is no assurance that Mineral Reserve and Mineral Resource figures are accurate, or that the Mineral Reserves or Mineral Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.

In addition, since mines have limited lives based on proven and probable mineral reserves, we continually seek to replace and expand our reserves. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable reserves. If Proven Mineral Reserves or Probable Mineral Reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.

Any material reductions in estimates of Mineral Reserves and/or Mineral Resources, or our ability to extract those resources, could have a material adverse effect on our business and results of operations.

As our existing copper and molybdenum offtake agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter into new agreements due to competition, changing copper and molybdenum purchasing patterns, or other variables.

As our copper and molybdenum offtake agreements at Gibraltar expire, we will compete with other copper and molybdenum suppliers to renew these agreements or to obtain new sales. If we cannot renew these copper and molybdenum supply agreements with our customers or find alternate customers willing to purchase our copper and molybdenum, our revenue and operating profits would suffer.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase less copper and molybdenum than in the past or on different terms, including under different concentrate pricing terms. To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the concentrate spot market that can be significantly more volatile than the pricing structure negotiated through a long-term copper and molybdenum concentrate supply agreement. This volatility could materially adversely affect our business and results of operations if conditions in the spot market pricing for copper and molybdenum concentrate are unfavorable.

We are subject to risks related to environmental matters.

All of our exploration, development, and mining operations are subject to environmental laws and regulations, which can make operations expensive or prohibit them altogether. Many environmental laws and regulations require us to obtain and update permits for our activities from time to time, which may include environmental impact analyses, cultural resources analyses and public review processes. We must comply with stringent environmental legislation in carrying out work on our projects. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. It is possible that future changes in environmental laws, regulations and permits, or changes in their enforcement or regulatory interpretation, could increase the cost of, or altogether prohibit, carrying out exploration, development, or operation of our projects or any other properties we may acquire. Further, compliance with new or additional environmental legislation may result in delays to the exploration and development activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically re-evaluated at that time.

We may be subject to potential risks and liabilities associated with the protection of the environment, as a result of our mineral exploration, development and production. To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy such liabilities would reduce funds otherwise available to us and could have a material adverse effect on us. If we are unable to fully remedy an environmental liability, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on us.

We are subject to risks related to litigation.

We are or may be subject to legal proceedings related to the development of our projects, our operations, titles to our properties, environmental issues and shareholder or other investor lawsuits. Given the uncertain nature of these actions, we cannot reasonably predict the outcome thereof. If we are unable to win or favorably settle any lawsuits, it may have a material adverse effect on us.

Our business requires substantial capital expenditures.

Our business is capital intensive and requires construction of new mines and infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. While the capital expenditures required to build-out Gibraltar have been spent, we must continue to invest capital to maintain or to increase the amount of reserves that we develop and the amount of metal that we produce. We make no assurances that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and we may be required to defer all or a portion of our future capital expenditures. Moreover, increases in costs of key inputs may substantially increase our capital expenditures. Our business, results of operations and financial condition may be adversely affected if we cannot make such capital expenditures.

The New Prosperity project will require substantial financing, including a possible combination of debt and equity financing. On May 12, 2010, we entered into a gold streaming transaction agreement with Franco-Nevada Corporation (“Franco-Nevada”), whereby we may receive funding in staged deposits totaling US$350 million. The investment by Franco-Nevada is subject to (among other conditions) the condition precedent that the Prosperity project plan that we had agreed with them must receive appropriate governmental approval. Because our revised New Prosperity project plan is not the one we agreed with Franco-Nevada in 2010, this condition will not be satisfied, and so Franco-Nevada may currently terminate this agreement on ten business days’ written notice to

Taseko. However, we believe Franco-Nevada currently has no economic incentive to do so. If our revised mine proposal is ultimately accepted by the authorities, we intend to seek Franco-Nevada’s agreement to reconfirm the terms of our gold streaming transaction with them, but there is no assurance that Franco-Nevada will agree to provide such reconfirmation. The investment by Franco-Nevada is also subject to certain other conditions precedent which we may not be able to satisfy. There can be no assurance that gold stream, debt or equity financing will be available on acceptable terms. Other risks include those typical of large mine development projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, opposition by aboriginal peoples and environmental groups, and accommodation of local and community concerns. The economics of the feasibility study are sensitive to the U.S. dollar and Canadian dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

Our ability to operate our company efficiently could be impaired if we lose key personnel or fail to continue to attract qualified personnel.

We manage our business with a number of key personnel at each location, including key contractors, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

There is no assurance that we will be able to renegotiate our existing union agreement for Gibraltar when it expires in 2021.

We have a union agreement in place for our unionized employees at Gibraltar which expires in 2021. If we are unable to renew this union agreement on acceptable terms when it becomes subject to renegotiation, we could experience a disruption of operations, higher labor costs or both. A lengthy strike or other labor disruption could have a material adverse effect on our business and results of operations.

Our actual costs of reclamation and mine closure costs may exceed current estimates.

We are required to prepare and file reclamation and mine closure plans with the British Columbia Ministry of Energy and Mines and to post security for the estimated costs to complete this reclamation and mine closure work. These reclamation and mine closure cost plans are updated every five years and bond is set at the amount of exposure calculated at the end of the five year period. The most recent five year reclamation and closure plan was submitted in March 2017 and we have posted security in the amount of exposure estimated through March 2022, which as of March 31, 2017 was $47.7 million (on a 100% basis). There is no assurance that our actual costs of reclamation and mine closure will not exceed current estimates or that the estimated costs will not increase in the future when our reclamation and mine closure plans for Gibraltar are updated. Accordingly, the amount we are required to spend on reclamation and mine closure activities could be materially different from current estimates. Any additional amounts required to be spent on reclamation and mine closure could materially adversely affect our business and results of operations.

There is no assurance that any of our expansion or development plans will not be opposed.

There is an increasing level of awareness relating to the perceived environmental and social impacts of mining activities. Opposition to mining activities by communities or indigenous groups, including aboriginal peoples, may have an impact on our ability to proceed with the expansion or development of our projects and the timetable and costs for these projects. While we are committed to operating in a socially responsible manner, there can be no assurance that our community relations efforts will mitigate this potential risk.

Increased competition could adversely affect our ability to attract necessary capital funding and could adversely affect our ability to acquire suitable mineral properties for development in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing copper, gold or other metals. We are at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Increased competition could adversely affect our ability to attract necessary capital funding, or to acquire it on acceptable terms, or acquire suitable producing properties or prospects for mineral exploration in the future.

We may be adversely affected by our inability to control operating costs.

Our profitability depends in part on our ability to control operating costs. Increased demand for and cost of labor, services, equipment and other key inputs, such as diesel fuel, steel, concrete and electricity, could cause operating costs at Gibraltar to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or both. Increases in operating costs at Gibraltar may materially adversely affect our business and results of operations.

Shareholder Activism

We have in the past been subject to, and may in the future become the target of, shareholder activist activities. The effects of shareholder activist activities could have a negative effect on Taseko and its business. We cannot predict with certainty the outcome of any future shareholder activist activities.